02045267

PE
7/5/02

APPENDIX 2

SEC MAIL PROCESSING
RECEIVED
JUL 05 2002
WASH. D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date: July 3/02

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

Press Release + Material Change Report
– New Director

SEC 1815 (7-91)

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
Suite 322, 4585 Canada Way
Burnaby, BC V5G 4L6

Telephone:	(604) 294-8084
Facsimile:	(604) 294-8709

2. **Date Of Material Change**

July 3, 2002

3. **Press Release**

Date of Issuance:	July 3, 2002
Place of Issuance:	Burnaby, British Columbia

4. **Summary Of Material Change**

Mr. Charles Moody announced that Mr. Ralph Proceviat was appointed President and Director of the Company.

5. **Full Description Of Material Change**

See press release attached as schedule "A"

6. **Reliance on Section 85(2) of the Act**

Not applicable

7. **Omitted Information**

No significant facts remain confidential and no information has been omitted in this report.

8. **Senior Officers**

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name: Ralph Proceviat, President
Sherrill Cyr, Secretary

Bus. Tel: (604) 294-8084

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 3rd day of July, 2002.

Sherrill Cyr, Corporate Secretary

Schedule "A"

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol: "THL:V"
OTC Bulletin Board Symbol: "THLL-F"

NEWS RELEASE

ThrillTime Appoints President & Director

Directors: Iain Barr Robert Mudie Ralph Proceviat

July 3, 2002

Mr. Charles "Bo" Moody is pleased to announce that Mr. Ralph F. Proceviat, B. Comm., CA has been appointed President and Director of the Company. Mr. Proceviat has been Chief Financial Officer of the Company since November 26, 2001.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park "thrill rides" including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Per: "Charles "Bo" Moody"

Charles "Bo" Moody, CEO

Company:
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
#322 - 4585 Canada Way, Burnaby, BC V5G 4L6
Tel: (604) 294-8084 Facsimile: (604) 294-8709 Toll Free: (800) 522-2449